207 West Hastings Street, Suite 1209 Vancouver, BC V6B 1H7 Tel: 604-899-4550 Fax: 604-899-4530

September 20, 2006

Via EDGAR

Thomas A. Jones
Senior Attorney, Assistant Director
Division of Corporate Finance
United States Securities and
  Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Jones:

Re:	Lexington Energy Services Inc. (the “Company”)
Registration Statement on Form SB-2
Filed: May 16, 2006, July 7, 2006, August 9, 2006, September 1, 2006 and
September 18, 2006
File No. 333-134175

I am President of the Company and write this letter on behalf of the Company. At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Friday, September 22, 2006 at 4:00 pm EST.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

LEXINGTON ENERGY SERVICES INC.

Per: /s/ Larry Kristof

Larry Kristof
President & C.E.O.